Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

Joint Application of	)
)
SBC COMMUNICATIONS INC. and	)
AT&T CORP.	)
	)	Case No. 05-0269-TP-ACO
)
for Consent and Approval of a	)
Change of Control	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC. AND

AT&T CORP. FOR CONSENT AND APPROVAL OF A CHANGE OF CONTROL

DISCLOSURE STATEMENT

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

JOINT APPLICATION OF SBC COMMUNICATIONS INC. AND

AT&T CORP. FOR CONSENT AND APPROVAL OF A CHANGE OF CONTROL

I.                                         INTRODUCTION

1.                                       SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) (collectively, the “Applicants”), pursuant to Section 4905.402 of the Ohio Revised Code (“ORC”), request that the Public Utilities Commission of Ohio (the “Commission”) approve a change in the ownership of AT&T, the parent holding company of AT&T Communications of Ohio, Inc. (“AT&T Ohio”) and TCG Ohio.(1)  The merger will make AT&T a wholly owned first-tier subsidiary of SBC.  In accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005 (Exhibit A hereto), the combined organization will be owned approximately 84% by SBC’s current shareholders and 16% by AT&T’s current shareholders.  As described in more detail below, the merger will be accomplished through an exchange of stock of the two companies.  AT&T Ohio and TCG Ohio will continue to exist in their present form.  The Joint Applicants also seek a one-year waiver of Rule 4901:1-6-08(A).

2.                                       The combination of the national and international operations of SBC and AT&T responds to profound technological and marketplace changes by bringing together two U.S. companies with complementary strengths so that they may serve their customers better.

(1)                                  The Ohio Bell Telephone Company, which uses the registered trade name SBC Ohio (“SBC Ohio”), 45 Erieview Plaza, Room 1600, Cleveland, Ohio 44114, is SBC’s ILEC operating subsidiary in the State of Ohio, and is authorized to provide telecommunications services pursuant to Certificate Number 90-5032.   SBC’s certificated subsidiaries in Ohio and affiliates also include SBC Telecom, Inc., Certificate Number 90-9146 (Case No. 00-771-TP-ACE), which is authorized to provide competitive local exchange services in the Cincinnati, Lebanon/Mason, Hudson/Twinsburg, and Delaware market areas; SBC Long Distance, Inc., Certificate Number 90-6150, which received a statewide certificate to provide interexchange services in Case No. 02-3076-CT-ACE; Ameritech Advanced Data Services of Ohio, Inc. d/b/a SBC Advance Solutions, Inc., Certificate Number 90-5181; Cincinnati SMSA Limited Partnership d/b/a Cingular, Certificate Number 90-5304; Ameritech Wireless Communications, Inc. d/b/a Cingular, Certificate Number 90-5354; and Ameritech Mobile Communications, Inc. d/b/a SBC Paging, Certificate Number 90-5541.  This Commission has pending before it a joint application of SBC Telecom, Inc. and SBC Long Distance for the consolidation of the Ohio operating authority of both entities into SBC Long Distance, LLC.  Case No. 04-1883-TP-UNC.  The merger of SBC and AT&T will not affect the proposed consolidation in any fashion.  The SBC subsidiaries are not being transferred or undergoing a change in control as a result of this merger.

Together, and more so than either company acting alone, SBC and AT&T will be poised to deliver better, more innovative products and services to consumers and business customers, and to accelerate the deployment of advanced, next-generation Internet Protocol (“IP”) networks and services.  The combined organization will be more highly innovative and financially stronger, and thus better able to meet the needs of all its customers.

Significant Public Interest Benefits Will Flow From the Merger

3.                                       Significant public interest benefits will flow to both residential and business customers by combining two companies with complementary strengths.  SBC brings to the merger its financial strength and a range of voice, data, broadband, and related services that it provides to residential, business, and wholesale customers, primarily on a local and regional basis.  AT&T brings a global presence in 50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a base of government and large business customers.

4.                                       The merger will result in increased innovation, lead to the more rapid introduction of new services, and prompt the development of services that otherwise would not exist.  The merger will increase incentives for investment in innovation and facilitate a wider and swifter diffusion of the innovation that emerges from AT&T Labs, which is one of the world’s leading corporate research and development organizations.  As a result, residential and small business customers should ultimately enjoy capabilities that once were available only to the largest business and government customers.

5.                                       The merged company will seek to offer a broader array of services to a broader spectrum of customers than either company could on its own.  As a result of the combination of the two companies’ networks, transport will be more efficient, reliability will increase, and the quality of service will be higher on the combined organization’s network.

6.                                       This transaction will benefit customers throughout the country and internationally.  The merger will create a vigorous U.S.-based carrier with global reach by combining AT&T’s network that spans 50 countries and AT&T Labs’ technological innovation with SBC’s financial strength and local exchange, broadband, and wireless solutions.

Response to Technological and Marketplace Changes

7.                                       The Telecommunications Act of 1996 (the “1996 Act”) removed barriers to competitive entry in local exchange and long distance services.  No longer are providers restricted to specific lines of business or geographic territories, and the result has been lower prices, expanded output, and a wide diversity of suppliers of a multitude of products and services.

8.                                       At the same time, the industry has experienced unprecedented innovation.  New technologies have advanced at a rapid rate to challenge and displace traditional communications services.  Wireline and wireless networks are far more robust, faster, and with greater bandwidth at all levels than they were just a few years ago.  The growth of national wireless networks and the development of new wireless technologies have provided alternatives for consumers of voice and data services.  The shift from dial-up to broadband Internet access—first via cable modems, then through massive investment in DSL—has unleashed a dramatic expansion of the content and service available to tens of millions of Americans.  The widespread adoption of broadband connections to the Internet has fueled the spread of voice over Internet Protocol (“VoIP”).  Cable operators and others are rapidly exploiting this technology to compete more aggressively for voice services, including in packages with video and high-speed Internet access.  Comcast, for example, has committed to make VoIP available to more than 21 million customers by 2006.  Press Release, Comcast Investor Relations (Jan. 10, 2005), available at http://www.cmcsk.com/phoenix.zhtml?c=118591&p=irol-newsArticle&ID=660894&highlight=.

9.                                       These developments underscore why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (wireless and cable in particular) are challenging the traditional networks.  The existence of separate local and long distance companies is no longer viable and certainly does not benefit consumers.  Neither SBC nor AT&T standing alone has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network.

10.                                 Indeed, the continuing entry of new competitors and the introduction of new technologies have pushed carriers to accelerate investment in their networks, not only to support the voice and data services of the 1990s, but also to introduce and deploy widely the full suite of IP-platform voice, data, and video services of the packetized age.

11.                                 A decade of technological changes also has led to financial reverses and a shakeout in the industry.  Business failures, retrenchments, and product shifts have led to the elimination of hundreds of thousands of jobs, and the loss of more than $2 trillion in market value.  And since the dot-com and tech meltdowns, the capital markets have recognized the increased business risks inherent in the communications industry, which has constrained access to capital while increasing its costs.

12.                                 This transaction responds to these developments by bringing together SBC and AT&T to create a more competitive and more enduring global competitor than either company would be alone.  The combined organization will be capable of delivering the advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced communications and information services to meet the evolving needs of customers worldwide.

Competition Will Not Be Impaired

13.                                 The merger will not reduce competition.  In the current IP world, voice and data services are both merely the transmission of bits over the same network.  These IP-based services are rapidly becoming available to residential and business customers.  Likewise, with wireless communications becoming increasingly widespread, assessment of the effect of the merger on competition cannot ignore the very substantial and growing substitution of wireless for wireline service by both consumers and businesses.  Indeed, in 2005, for the first time, there will be more wireless than wireline connections in the United States.  Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 89 (2004).  Substitution of wireless minutes for wireline usage has been growing at a rapid pace, and an increasing number of consumers are pulling their second lines or even completely “cutting the cord.”  The introduction of 3G wireless services will intensify this trend.  In an environment where wireline carriers compete with cable operators, other VoIP providers, wireless carriers and others, this transaction will not reduce competition.  Rather, pairing the complementary strengths of the two companies will enhance competition and benefit all types of customers.

14.                                 That same conclusion follows when focusing on the wireline segment of the market.  The operations of the two companies are largely complementary – AT&T is focused on national and global enterprise customers with sophisticated needs, while SBC focuses on residential consumers and smaller and regional businesses whose operations are primarily inside SBC’s 13-state region.  Moreover, in each segment in which the companies compete, there are numerous other competitors and no likelihood of anti-competitive effects.

15.                                 The merger will not diminish competition for mass market customers.  Well before the Merger Agreement, AT&T made a unilateral decision to discontinue actively marketing local and long distance service to residential and small business customers.  As evidenced by AT&T’s pre-merger activities, it is clear that AT&T’s decision is irreversible.  AT&T has already dismantled infrastructure required to recruit new mass market customers by shutting call centers, cutting its marketing force, and terminating vendor contracts.

16.                                 Not only is AT&T no longer an active competitor for mass market customers, but increasingly the competition for such customers is coming from cable operators offering VoIP and other IP-based services, other VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.

17.                                 Nor will the merger have an adverse effect on the highly competitive business segments of the market.  These segments of the communications industry have long been vigorously competitive, with numerous competitors and sophisticated customers.  In re Motion of AT&T Corp. To Be Reclassified as a Non-Dominant Carrier, Order, 11 FCC Rcd. 3271, 3306, ¶ 65, 3308 ¶ 71 (1995) (“AT&T Non-Dominance Order”).  The services provided are often differentiated from one customer to the next; and many competitors with different strategies and competitive strengths are competing for these customers.

18.                                 As discussed above, SBC’s services and those offered by AT&T are largely complementary.  SBC and AT&T typically focus on different sets of enterprise business opportunities.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states.  AT&T’s strength is in the sale of services nationwide and globally to large multi-location businesses.  As a combined organization, they will be able to offer a portfolio of services suitable for any customer.  The merger will allow the combined organization to increase and accelerate investment in its network and to make new innovative services available to mid-sized and smaller businesses.

No Effect on Commission Jurisdiction

19.                                 Following the merger, described in detail below, AT&T will become a wholly owned first-tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of the operating subsidiaries of AT&T in Ohio.  The Commission will retain the same regulatory authority that it possesses today over the AT&T subsidiaries that are certificated by this Commission and subject to its regulatory authority.  SBC Ohio, AT&T Ohio, and TCG Ohio will continue to hold the same state certificates that they currently hold and will not transfer any assets or certificates in connection with the merger.

20.                                 AT&T currently directly or indirectly owns and controls AT&T Ohio and TCG Ohio, which are authorized to provide local exchange telecommunications services (among other services, as set forth more fully below) within Ohio.  Upon completion of the merger, the AT&T subsidiaries certificated and operating in Ohio will be owned by the same entities that own them today.

21.                                 In sum, the merger of SBC and AT&T is in the public interest.  The merger will permit the Applicants to continue providing existing services at just and reasonable rates, will augment the competitive markets in Ohio and nationwide, and will not adversely affect this Commission’s authority to regulate the AT&T (and SBC) operating subsidiaries subject to the Commission’s jurisdiction.  Indeed, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

22.                                 Accordingly, the Joint Applicants respectfully request the Commission’s prompt approval of the change in ownership and a prompt grant of its waiver request.  The Joint Applicants offer the following additional information in support of this Application:

Description of Joint Applicants

23.                                 The legal name and principal place of business of SBC, a Delaware corporation, is

SBC Communications Inc.

175 East Houston Street

San Antonio, Texas 78205

SBC is a holding company and does not directly provide any services in Ohio or elsewhere.  SBC’s various subsidiaries provide voice, data, and Internet services to residential, business, and government customers, mostly in a 13-state region.  SBC’s subsidiaries serve 52.4 million access lines and have 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  A more detailed description of SBC’s business is provided in Exhibit H hereto, SBC’s most recent annual report.

24.                                 The legal name and principal place of business of AT&T, a New York corporation, is

AT&T Corp.

One AT&T Way

Bedminster, New Jersey 07921

AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP traffic as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development.  A more detailed description of AT&T’s business is provided in Exhibit I hereto, AT&T’s most recent annual report.

25.                                 The legal name and principal place of business of AT&T Ohio is

AT&T Communications of Ohio, Inc.

One AT&T Way

Bedminster, New Jersey 07921

AT&T Ohio is an operating subsidiary of AT&T Corp.  AT&T Ohio is authorized to provide local exchange services in 84 counties in the State of Ohio pursuant to Certificate Number 90-9000.  AT&T Ohio is also certified to provide long distance service in Ohio.

26.                                 The duly authorized fictitious name and principal place of business of TCG Ohio is

TCG Ohio

One AT&T Way

Bedminster, New Jersey 07921

TCG Ohio is a New York general partnership with two partners, TCG Holdings Joint Venture Holdings, Inc. and TCG Partners, which in turn are wholly owned indirect subsidiaries of AT&T Corp.  TCG Ohio is authorized to provide local exchange services in 84 counties in the State of Ohio pursuant to Certificate Number 90-9010.  TCG Ohio is also certified to provide long distance service in Ohio.

Designated Contacts and Service Addresses

27.                                 Notices and other pleadings in connection with this Joint Application should be served on SBC and AT&T as follows:

For SBC:

James D. Ellis

Wayne Watts

Paul K. Mancini

Joseph E. Cosgrove, Jr.

Adam McKinney

SBC Communications Inc.

175 E. Houston Street

San Antonio, Texas 78205

(214) 464-0209

Theodore A. Livingston

Christian F. Binnig

Dennis G. Friedman

J. Tyson Covey

MAYER, BROWN, ROWE & MAW LLP

190 South La Salle St.

Chicago, IL 60603

(312) 701-0600

Jon F. Kelly

Mary Ryan Fenlon

SBC Ohio

150 E. Gay Street, Room 4-A

Columbus, Ohio 43215

(614) 223-3302

For AT&T:

William A. Davis, II

John J. Reidy, III

David J. Chorzempa

AT&T Corp.

222 West Adams Street, Suite 1500

Chicago, Illinois 60606

(312) 230-2647

Facsimile:  832-213-0248

jjreidy@att.com

Benita Kahn (0018363)

Jeffrey R. Becker (0075344)

Vorys, Sater, Seymour and Pease LLP

52 E. Gay Street

P.O. Box 1008

Columbus, OH   43216-1008

(614) 464-6487

facsimile:  614-719-4792

bakahn@vssp.com

Description of the Merger

28.                                 On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of the Merger Agreement is attached hereto as Exhibit J.

29.                                 The Merger Agreement provides for a business combination (“merger”) of SBC and AT&T pursuant to which AT&T will be merged into a wholly owned first-tier subsidiary of SBC.   The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction, named Tau Merger Sub Corporation (“Tau”).  Tau will merge with and into AT&T Corp., and AT&T will be the surviving entity of the merger with Tau for all legal purposes.  The combined entity will retain the name AT&T Corp.

 30.                              At the time of the SBC/AT&T merger, shareholders of AT&T will exchange their stock for SBC stock.  In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.  The merger will close after all necessary approvals have been obtained.

Approval Required From the Commission

31.                                 Section 4905.402 of the ORC states that “[n]o person may acquire control, directly or indirectly, of a domestic telephone company or a holding company controlling a domestic telephone company unless that person obtains the prior approval of [the Commission].”  Under Section 4905.402 of the ORC, “control” is presumed to exist “if any person, directly, or indirectly, owns, controls, holds the power to vote, or holds with the power to vote proxies which constitute, twenty percent or more of the total voting power of the domestic telephone company or holding company.”

32.                                 Upon consummation of the merger, SBC will indirectly acquire control of two domestic telephone companies (AT&T Ohio and TCG Ohio) and acquire control of a holding company controlling those domestic telephone companies (AT&T Corp.).  Thus, the Joint Applicants seek Commission approval of the transaction pursuant to Section 4905.402 of the ORC.

33.                                 Section 4902.402 of the ORC provides that a change in control described in that Section shall be approved by the Commission if such transaction “will promote public convenience and result in the provision of adequate service for a reasonable rate, rental, toll, or charge . . . .”  The merger satisfies this standard.

34.                                 The merger will promote the public convenience for the reasons stated above and for the following reasons:

General Benefits

A.                                   The merger will permit the Joint Applicants’ Ohio operating subsidiaries to continue providing existing, adequate services at just and reasonable rates, will augment the competitive telecommunications markets within the State of Ohio, and will not adversely affect this Commission’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Commission’s jurisdiction.  In addition, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

B.                                     The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and the state of Ohio.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

C.                                     The merger will increase innovation and investment, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Customers should benefit from such anticipated merger synergies.

D.                                    Other synergies will also result from this transaction, including (a) more rapid and broader deployment of IP-based services; (b) a broader, more efficient deployment of new, innovative services on Multi-protocol Label Switching (“MPLS”) networks; (c) the enhancement of the combined organization’s ability to serve business customers that demand facilities-based, end-to-end services; (d) the closing of product line gaps; (e) the integration of wireless functionalities into large business customer product offerings; and (f) the creation of substantial additional cost savings, including savings in both fixed and variable costs.

Impact on Competition

E.                                      The merger will affirmatively enhance competition, particularly in the provision of services to businesses.  Numerous providers stand ready, willing, and able to provide services to business customers, including Sprint, MCI, Focal, Broadwing, XO, NuVox, TelCove, and ChoiceOne.  If the proposed transaction is consummated, the combined SBC/AT&T organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and other ILECs – across the full range of current and emerging products.  The combined organization will be one entity among many engaged in vigorous competition, which will occur not only because of the number of competitors, but also because of the diversity of those competitors.

F.                                      The merger will not adversely affect competition not only because the AT&T and SBC operating subsidiaries in Ohio compete with many other service providers, but also because, as separate entities, SBC and AT&T typically sell business services to different sets of business customers.  SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is the sale of services nationwide and globally to large multi-location businesses.

G.                                     The merger will not diminish competition for mass market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  In addition, the competition for such customers increasingly is coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.  Rather, increased investment and innovation and broader deployment of new services made possible by the merger should benefit mass market customers.  SBC and AT&T anticipate that the combined organization will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market landline voice service, AT&T had developed a VoIP service, known as AT&T CallVantage Service.  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

H.                                    Moreover, the merger will not impede, and should spur, the technological innovation that is making competition for mass market customers more robust.  In addition to traditional competitors such as ILECs, CLECs, and cable operators using circuit switched technology, such as Time Warner and Comcast, new technology competitors are coming forward.  These include cable-based providers converting to

VoIP and other IP-based services, such as Comcast and Time Warner, and other VoIP providers, such as Vonage.  Cable operators also hold the lead in the provision of high-speed Internet access lines in Ohio.  The FCC reported that 36 providers were providing high-speed lines in Ohio as of June 30, 2004, including 13 providers using coaxial cable.(2)  Of the nearly 1.2 million high-speed lines provided in Ohio, more than 700,000, or 60%, are provided over cable facilities, while less than one-third are provided using ADSL technology.(3)  And more than one million of these high-speed Internet access lines are provided to residential and small business customers.(4)

I.                                         Further, the FCC has reported that as of June 30, 2004 fourteen wireless carriers were serving nearly 6.2 million customers in Ohio, up from 3.2 million customers in December 1999 and a 9% increase from June 2003.(5)  As the FCC concluded, “[e]vidence continues to mount . . . that consumers are substituting wireless service for traditional wireline communications,” and wireless competition has led to “a decrease in the number of residential access lines.”(6)  The Census Bureau has estimated that “5 to 6 percent of all households now have wireless phones only.”(7)  And with the introduction of 3G services, wireless providers will attract increasing numbers of “cord cutters” (one-way substitution of wireless for wireline service).

J.                                        Currently, there are dozens of CLECs and numerous other entities competing for customers in the mass market.  Indeed, the Commission’s website lists 51 certified CLECs in its “Competitive Local Phone Company Directory,” while the FCC’s

(2) High-Speed Services for Internet Access: Status as of June 30, 2004, Table 6 (FCC rel. Dec. 22, 2004).

(3) Id. Table 7.

(4) Id. Table 11.

(5) Local Telephone Competition: Status as of June 30, 2004, Table 13 (FCC rel. Dec. 2004).  The FCC’s Local Competition Reports are available at http://www.fcc.gov/wcb/iatd/comp.html.

(6) Ninth Report, In re Annual Report and Analysis of Competitive Market Conditions With Respect to Commercial Mobile Services, FCC 04-216, ¶ 213 (FCC rel. Sept. 28, 2004).

(7) Id. n.575.

most recent Local Competition Report included data from 21 CLECs providing service in Ohio as of June 30, 2004.(8)  The FCC has reported that, as of June 30, 2004, CLECs served nearly one million access lines in Ohio, or 15% of total access lines, up from 4% in December 1999.(9)  Two-thirds of these lines are provided to residential and small business customers.(10)  In addition, major cable operators – which together serve approximately 85 percent of U.S. households – have begun aggressively moving to offer VoIP on a nationwide basis, prompting analysts to predict that the growth of VoIP “poses a significant competitive challenge” to incumbent telephone companies.  Wireline Section, Communications Daily, Apr. 13, 2004 (quoting Standard & Poor’s).  As the Commission is aware from its investigation into the provision of VoIP services (Case No. 03-0950-TP-COI) and the responses to the Commission’s VoIP provider questionnaire submitted in that case, a number of providers currently offer VoIP services to Ohio consumers, including Sprint, Vonage, 8x8, and CenturyTel, and other providers, like Bullseye Cable, are currently providing VoIP services on a trial basis.

K.                                    Moreover, AT&T served the mass market primarily via the UNE-P, rather than through the deployment of its own facilities.  In its TRO Remand Order, however, the FCC determined “competitive LECs not only have deployed a significant, growing number of their own switches, often using new, more efficient technologies such as packet switches, but also . . . are able to use those switches to serve the mass market.”  TRO Remand Order, ¶ 199.(11)  These facilities-based competitors will continue to compete with SBC and intermodal competitors (such as wireless and cable) in the mass

(8) Local Telephone Competition: Status as of June 30, 2004, Table 12.

(9) Id. at Table 6, Table 7.

(10) Id. at Table 11.

(11) Order on Remand, In re Unbundled Access to Network Elements, WC Docket No. 04-313, FCC 04-290 (FCC rel. Feb. 4, 2005) (“TRO Remand Order”).

market in Ohio.  In light of the existence of a large and growing number and type of competitors in the mass market, the merger will not harm consumers.  On the contrary, it will create a stronger company that will be positioned to compete in the mass market with more efficiency, effectiveness, and responsiveness.

L.                                      The merger also raises no competitive issues for Internet, wireless, or international services.  With respect to Internet services, in instances where SBC and AT&T subsidiaries compete against each other (the Internet backbone and retail narrowband sector), the level of concentration is low today, and the increase in concentration that would result from this transaction will not be material.  AT&T has ceased actively seeking new customers for retail broadband mass market services.  Likewise, AT&T has no present or planned facilities-based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement that was terminated last year.  Finally, SBC has only very limited, resale-based retail international product offerings.  Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are, in any event, today served by numerous large facilities-based and resale providers.

Financial Strength of the Resulting Organization

M.                                 The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues, as the combined organization begins to offer new or better services.  The estimated net present value of these operating and capital expense synergies is $15 billion.

N.                                    The synergies created by this merger will strengthen the merged entity by combining the operating and regulatory activities of the organizations, which in turn will reduce costs and increase productivity.  These efficiencies will eventually augment revenues.

Employment Outlook

O.                                    The merger of SBC and AT&T will create a much stronger job outlook for the combined organization.  One of the results of the recent financial downturn in the telecommunications industry has been the loss of hundreds of thousands of jobs.  Neither SBC nor AT&T has been immune.  Since 1999, AT&T has reduced its workforce from over 100,000 employees to approximately 47,000.  SBC likewise has continued to reduce its workforce.  While nearly every corporate merger involves a short-term reduction of jobs because of the need to improve productivity by eliminating redundant and inefficient systems, this merger will position the combined organization for growth, which in time will produce jobs.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow the development of new technologies and improvement of its existing services.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed`.

P.                                      Both the unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support of the merger.  As Morton

Bahr, the President of the CWA, stated on January 31, 2005, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”   Statement of CWA President Morton Bahr, attached hereto as Exhibit K.  The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit L.

Corporate Citizenship

Q.                                    As a result of the merger, and the synergies that will enhance the competitive abilities of both companies, AT&T and SBC will continue their traditions of community involvement and good corporate citizenship.

35.                                 The merger will result in the provision of adequate service for a reasonable rate, rental, toll, or charge for the following reasons:

A.                                   The proposed merger will enhance the availability and quality of the service currently offered by the AT&T and SBC operating subsidiaries in Ohio.  These subsidiaries, including SBC Ohio, AT&T Ohio, and TCG Ohio, will continue to exist in their current forms upon consummation of the merger.  The merger will also ultimately improve the quality and variety of communications services offered to customers.  The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.

B.                                     In particular, many of the technological innovations of AT&T Labs, which heretofore have been implemented only for the benefit of AT&T’s predominantly high-end, large enterprise customers, are expected to have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually- hearing- and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

C.                                     The greater financial strength and stability of the combined organization will enable it to advance its commitment to universal service in Ohio, and to ensure that SBC Ohio satisfies its public utility obligations as determined by Title 49 of the Revised Code, including its carrier of last resort obligations.  SBC Ohio will also continue to follow the Commission’s guidelines and rules, including but not limited to its Local Service Guidelines, Minimum Telephone Service Standards, and other Commission requirements and orders.

D.                                    The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in Ohio pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain full authority over the rates, services, and responsibilities of those subsidiaries in accordance with applicable law to the same extent that it does today.

36.                                 The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T.  The merger is merely a change of control at the holding company level and does not affect the AT&T subsidiaries’ status as subsidiaries of AT&T, or the SBC subsidiaries’ status as subsidiaries of SBC, and as regulated providers of telecommunications services in Ohio.  The merger will have no immediate or negative effect on the customers of AT&T’s operating subsidiaries in Ohio, and will not affect the rates, terms and conditions under which those subsidiaries provide service.  Nor will the merger in any way adversely affect the Commission’s authority to regulate the AT&T operating subsidiaries subject to the Commission’s jurisdiction.

37.                                 Therefore, the Commission should approve the Joint Application in an expeditious manner without a hearing.  In previous cases, some of which involved the largest IXCs in the State, the Commission granted, in a matter of weeks and without a hearing, applications for approval of mergers of holding companies having subsidiaries that are existing Ohio utilities.  E.g., In re McCaw Cellular Communications, Inc., Case No. 93-1446-TP-UNE (Finding and Order, Sept. 16, 1993); In re MCI Telecommunications Corp., Case No. 93-1730-TP-UNC (Finding and Order, Oct. 23, 1993).  In the McCaw Cellular case, the Commission approved the application in sixteen days without a hearing because no reasonable argument could be made that AT&T’s acquisition of control of McCaw would prevent McCaw’s subsidiaries or AT&T’s subsidiaries from continuing to operate in Ohio.  Similarly, no reasonable argument can be made that a merger between SBC and AT&T will prevent AT&T’s Ohio subsidiaries from continuing to serve Ohio customers under Commission supervision.  Therefore, the Commission should issue an order approving this Application promptly.

Request for Waiver of Rule 4901:1-6-08(A)

38.                                 Rule 4901:1-6-08(A) of the Administrative Code provides: “An ILEC cannot establish a telephone affiliate that competes with the tier one telecommunication service(s) the ILEC offers in its traditional service territory.”  Upon consummation of the transaction between SBC and AT&T, AT&T’s operating entities in Ohio will become affiliates of SBC Ohio, SBC’s ILEC subsidiary in Ohio.  To the extent that Rule 4901:1-6-08(A) could be interpreted to apply to the transaction, the Joint Applicants request that the Commission waive that rule for a period of one year or, for customers of AT&T’s subsidiaries to whom it applies, until the expiration of any current term contract a customer may have with an AT&T subsidiary in Ohio, whichever is later.

39.                                 Pursuant to Rule 4901:1-6-06 of the Administrative Code, “[t]he commission may waive any provision of Chapter 4901:1-6 of the Administrative Code, for good cause shown or upon its own motion.”  Good cause exists for waiver of Rule 4901:1-6-08(A).  As explained above, the merger will promote public convenience and result in the provision of adequate service for a reasonable rate, rental, toll or charge.  However, the structure of the merger as set forth in the Agreement and Plan of Merger does not contemplate immediate integration of the SBC and AT&T operating subsidiaries, and requiring such integration would disrupt current customer relationships.  Temporarily waiving Rule 4901:1-6-08(A), to the extent that rule applies, for a period of one year (or until the expiration of existing term contracts) will ensure that the public benefits of the merger redound to Ohio and its consumers, while allowing the Joint Applicants sufficient time to either bring their operations into compliance with the Rule or seek a permanent waiver of the Rule.(12)

Related Governmental Filings

40.                                 In addition to filings with the Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger.  For example, the Federal Communications Commission (“FCC”) will undertake a detailed review of the merger.  In addition, the Department of Justice will conduct its own review of the competitive aspects of this transaction pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder.

Submitted Exhibits

41.                                 Attached hereto is a Table of Exhibits submitted by the Joint Applicants in support of this Joint Application.  Each of said Exhibits is incorporated herein by reference and filed herewith.

WHEREFORE, the Joint Applicants request the Commission consent to and approve the transfer of ownership of AT&T as contemplated by the Agreement and Plan of Merger, and grant the waiver requested herein.

(12) The Joint Applicants note that Rule 4901:0-6-08(A) appears to be inconsistent with 47 U.S.C. § 253(a), which states that “[n]o State or local statute or regulation, or other State or local legal requirement, may prohibit or have the effect of prohibiting the ability of any entity to provide any interstate or intrastate telecommunications service.”  By seeking this waiver, the Joint Applicants do not concede the validity of the rule.

Respectfully submitted,

By:

Jon F. Kelly
Mary Ryan Fenlon
SBC Ohio
150 E. Gay Street, Room 4-A
Columbus, Ohio 43215
(614) 223-3302

Theodore A. Livingston
Christian F. Binnig
Dennis G. Friedman
J. Tyson Covey
MAYER, BROWN, ROWE & MAW LLP
190 South La Salle St.
Chicago, IL 60603
(312) 701-0600

James D. Ellis
Wayne Watts
Paul K. Mancini
Joseph E. Cosgrove, Jr.
Adam McKinney
SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205
214-464-0209

Counsel for SBC

By:

William A. Davis, II
John J. Reidy, III
David J. Chorzempa
AT&T Corp.
222 West Adams Street, Suite 1500
Chicago, Illinois 60606
(312) 230-2647
Facsimile: 832-213-0248
jjreidy@att.com

Benita Kahn (0018363)
Jeffrey R. Becker (0075344)
Vorys, Sater, Seymour and Pease LLP
52 E. Gay Street
P.O. Box 1008
Columbus, OH 43216-1008
(614) 464-6487
facsimile: 614-719-4792
bakahn@vssp.com

Counsel for AT&T

Table of Exhibits

Exhibit A:  Copy of any superseded tariff sheets & price lists

Exhibit B:  Copy of revised tariff sheets & price lists

Exhibit C:  Description of and rationale for proposed tariff changes

Exhibit D:  Certification from Ohio Secretary of State as to party’s proper standing

Exhibit E:  List of Names, Addresses, and Phone Numbers of Officers and Directors

Exhibit F:  Customer Notice

Exhibit G:  List of Ohio exchanges specifically involved or affected

Exhibit H:  SBC Annual Report

Exhibit I:  AT&T Annual Report

Exhibit J:  Agreement and Plan of Merger

Exhibit K:  Statement of CWA President Morton Bahr

Exhibit L:  Statement of IBEW President Edwin D. Hill

Exhibit A

Copy of Superseded Tariff Sheets

No tariff sheets will be superseded as a result of the merger.  The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T in Ohio.

Exhibit B

Copy of Revised Tariff Sheets

No tariff sheets will be revised as a result of the merger.  The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T in Ohio.

Exhibit C

Description of and Rationale for Tariff Changes

No tariff changes will be made as a result of the merger.  The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T in Ohio.

Exhibit D

Certification from Ohio Secretary of State as to Parties’ Proper Standing

Exhibit E

Officers and Directors

As a result of the merger, SBC Communications, Inc. (“SBC”) will acquire AT&T Corp.  SBC’s present directors and officers are listed below:

BOARD OF DIRECTORS

Mr. Edward E. Whitacre, Jr.

SBC Communications Inc.

175 E. Houston Street, Room 110

San Antonio, Texas 78205

Gilbert F. Amelio, Ph.D.

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Mr. Clarence C. Barksdale

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Mr. August A. Busch III

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

The Honorable William P. Clark

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Mr. Martin K. Eby, Jr.

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Mr. James A. Henderson

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Mr. Charles F. Knight

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Ms. Lynn M. Martin

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio. Texas 78205

Mr. John B. McCoy

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Mary S. Metz, Ph.D.

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Toni Rembe, Esq.

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Mr. S. Donley Ritchey

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Ms. Joyce M. Roché

SBC Communications Inc.

175 E. Houston Street, Room 1140

San Antonio, Texas 78205

Dr. Laura D’Andrea Tyson

SBC Communications Inc.

175 E. Houston Street

Room 1140

San Antonio, Texas 78205

Ms. Patricia P. Upton

SBC Communications Inc.

175 E. Houston Street

Room 1140

San Antonio, Texas 78205

OFFICERS

[business addresses: all at 175 E. Houston Street, San Antonio, Texas 78205

Edward E. Whitacre, Jr.	Chief Executive Officer
Randall L. Stephenson	Chief Operating Officer
John H. Atterbury	Group President - IP Services
James W. Callaway	Group President
James D. Ellis	Senior Executive Vice President and General Counsel
Karen E. Jennings	Senior Executive Vice President - Human Resources and Communications
James S. Kahan	Senior Executive Vice President - Corporate Development
Richard G. Lindner	Senior Executive Vice President and Chief Financial Officer
Forrest E. Miller	Group President - External Affairs and Planning
John T. Stankey	Senior Executive Vice President and Chief – Technology Officer
Rayford Wilkins, Jr.	Group President
Richard C. Dietz	Vice President - Investor Relations
Jonathan P. Klug	Vice President and Treasurer
Joy Rick	Vice President and Secretary
John J. Stephens	Vice President and Controller
Michael J. Viola	Vice President - Corporate Finance
Charles P. Allen	Assistant Treasurer
Wayne A. Wirtz	Assistant Secretary

After consummation of the merger, SBC’s officers and directors will remain the same, except that, pursuant to the Merger Agreement, the board of directors will increase by three members, one of which will be David W. Dorman, currently chairman of the board and chief executive officer of AT&T Corp.

Exhibit F

Customer Notice

The changes resulting from the transaction will be transparent to customers and therefore no notice is required in accordance with Ohio Administrative Code § 4901:1-6-14(B)(3).

Exhibit G

List of Affected Ohio Exchanges

The Joint Applicants incorporate the exchanges currently listed in the Ohio tariffs of the SBC and AT&T operating entities in Ohio.  No changes to those tariffs are being made as part of this application.  The merger will be transparent and seamless for the customers of the operating subsidiaries of SBC and AT&T in Ohio.

Exhibit K

Communications Workers of America

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CWA	The Union for the Information Age

Communications Workers of America	AFL-CIO, CLC

Press Releases

NEWS RELEASE For Immediate Release 1/31/2005	For More Information: Jeff Miller or Candice Johnson CWA Communications, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

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Exhibit L

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical

Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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